UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp
(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Forms S-8 (File No. 333-275842 and 333-289199) and Forms F-3, as amended (File No. 333-286961, 333-290827 and 333-291341) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendments to Independent Contractor Agreements

On November 19, 2025, AlphaTON Capital Corp. (the “Company”) issued a press release (the “Press Release”) stating that ATW Partners, LLC (“ATW Partners”) has provided a US$18.5 million equity line to the Company to enable additional TON purchases. On November 20, 2025, the Company issued a press release retracting the statement and clarifying that the Company has no equity line financing with ATW Partners or any other provider. ATW Partners is not an investor in the Company and has not authorized any statement to the contrary. There is no current agreement, commitment or, to the Company’s knowledge, intention by ATW Partners to invest in the Company. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1*	Press release, dated November 20, 2025.

_______
* Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025

ALPHATON CAPITAL CORP

By:	/s/ Wes Levitt
Wes Levitt
Chief Financial Officer